
SEC MAIL PROCESSING
RECEIVED
FEB 9 2015
WASH, D.C.
201
SECTION

supp'l.

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)


15005348

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 December 2014

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the fourth quarter of 2014 is set out in Appendices A and B.

(2) Copies of ADB's regular quarterly financial statements:

ADB's balance sheet and the related statements of income and expenses, cash flows and changes in capital and reserves at 31 December 2014 is expected to be approved by ADB's Board of Directors in April 2015 and by ADB's Board of Governors at its 48th Annual Meeting and, once approved, will be provided along with the ADB Information Statement, which is expected to be filed in April 2015.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

(4) Copies of the Global Borrowing Authorization for 2015 and the Global Authorization for Currency Liability and Interest Rate Swap Transactions in 2015 are set out in Appendices C and D.



SUMMARY OF NEW BORROWINGS
FOR THE FOURTH QUARTER 2014

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
1050_GMTN0790_00_2	27-Oct-14	30-Oct-17	BRL8.7mn 8.97% Notes payable in JPY	BRL	8,700,000.00
1051_GMTN0791_00_2	30-Oct-14	30-Oct-17	BRL8.9mn 8.74% Notes payable in JPY	BRL	8,900,000.00
1056_GMTN0796_00_2	10-Dec-14	7-Dec-17	BRL92.8mn 8.88% Notes payable in JPY	BRL	92,800,000.00
			BRL TOTAL		**110,400,000.00**
1054_GMTN0794_00_1	10-Nov-14	10-Nov-19	CNY1bn 3.20% Notes	CNY	1,000,000,000.00
			CNY TOTAL		**1,000,000,000.00**
1052_GMTN0792_00_2	30-Oct-14	24-Oct-19	NZD11.158mn 4.09 % Notes	NZD	11,158,000.00
			NZD TOTAL		**11,158,000.00**
1043_GMTN0784_02_1	9-Oct-14	11-Jan-17	USD100mn 0.75% Global Notes	USD	100,000,000.00
1043_GMTN0784_03_1	4-Nov-14	11-Jan-17	USD150mn 0.75% Global Notes	USD	150,000,000.00
1038_GMTN0779_01_1	20-Nov-14	25-Jun-19	USD150mn Floating Rate Notes	USD	150,000,000.00
1055_GMTN0795_00_1	24-Nov-14	24-Nov-21	USD1bn 2.125% Global Notes	USD	1,000,000,000.00
1057_GMTN0797_00_2	15-Dec-14	15-Dec-21	USD300mn Floating Rate Notes	USD	300,000,000.00
			USD TOTAL		**1,700,000,000.00**



ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

SUMMARY OF REDEMPTIONS FOR THE FOURTH QUARTER 2014

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
BRL						
BRL	0781_GMTN0530_00_2	2014-10-15	2014-10-15	BRL13mn 8.02% Notes payable in JPY		585,650,000.00 *
				BRL - TOTAL	0.00	585,650,000.00
CHF						
CHF	0722_GMTN0481_00_1	2014-11-14	2014-11-14	CHF250mn 2.00% Notes		250,000,000.00
				CHF - TOTAL	0.00	250,000,000.00
JPY						
JPY	0358_GMTN0136_00_2	2033-04-01	2014-10-01	JPY1.2bn Fixed and Foreign Exchange-Linked Callable Notes	1,200,000,000.00	
JPY	0536_GMTN0297_00_2	2037-04-24	2014-10-24	JPY4.1bn Redeemable Fixed and Foreign Exchange-Linked Dual Currency Notes	4,100,000,000.00	
JPY	0348_GMTN0131_00_2	2033-04-26	2014-10-27	JPY1bn Fixed and Foreign Exchange-Linked Callable Notes	1,000,000,000.00	
JPY	0550_GMTN0309_00_2	2037-05-21	2014-11-21	JPY2.95bn Redeemable Fixed and Foreign Exchange-Linked Dual Currency Notes	2,950,000,000.00	
JPY	0548_GMTN0311_00_2	2037-05-22	2014-11-25	JPY1.7bn Redeemable Fixed and Foreign Exchange-Linked Dual Currency Notes	1,700,000,000.00	
JPY	0549_GMTN0308_00_2	2037-05-22	2014-11-25	JPY2.45bn Redeemable Fixed and Foreign Exchange-Linked Dual Currency Notes	2,450,000,000.00	
JPY	0553_GMTN0314_00_2	2037-05-29	2014-12-01	JPY7.6bn Redeemable Fixed and Foreign Exchange-Linked Dual Currency Notes	7,600,000,000.00	
JPY	0555_GMTN0315_00_2	2037-05-29	2014-12-01	JPY2.5bn Redeemable Fixed and Foreign Exchange-Linked Dual Currency Notes	2,500,000,000.00	
JPY	0560_GMTN0316_00_2	2037-06-05	2014-12-05	JPY6.55bn Redeemable Fixed and Foreign Exchange-Linked Dual Currency Notes	5,550,000,000.00 **	
JPY	0561_GMTN0320_00_2	2037-06-05	2014-12-05	JPY650mn Redeemable Fixed and Foreign Exchange-Linked Dual Currency Notes	650,000,000.00	
JPY	0563_GMTN0321_00_2	2037-06-12	2014-12-12	JPY11.25bn Redeemable Fixed and Foreign Exchange-Linked Dual Currency Notes	11,250,000,000.00	
JPY	0564_GMTN0324_00_2	2037-06-12	2014-12-12	JPY7.25bn Redeemable Fixed and Foreign Exchange-Linked Dual Currency Notes	7,250,000,000.00	
JPY	0567_GMTN0326_00_2	2037-06-18	2014-12-18	JPY6.25bn Redeemable Fixed and Foreign Exchange-Linked Dual Currency Notes	6,250,000,000.00	
JPY	1016_GMTN760_00_2	2014-12-19	2014-12-19	JPY6.236bn 2.70% Dual Currency Notes		6,236,000,000.00
JPY	0510_GMTN0275_00_2	2036-12-19	2014-12-19	JPY500mn Redeemable Fixed and Foreign-Exchange Linked Dual Currency Notes	500,000,000.00	
JPY	0569_GMTN0327_00_2	2037-06-19	2014-12-19	JPY3.35bn Redeemable Fixed and Foreign Exchange-Linked Dual Currency Notes	3,350,000,000.00	
JPY	0570_GMTN0329_00_2	2037-06-19	2014-12-19	JPY8.45bn Redeemable Fixed and Foreign Exchange-Linked Dual Currency Notes	8,450,000,000.00	
JPY	0460_GMTN0232_00_2	2035-12-20	2014-12-22	JPY1bn Redeemable Fixed and Foreign Exchange-Linked Dual Currency Notes	1,000,000,000.00	
JPY	0571_GMTN328_00_2	2037-06-26	2014-12-29	JPY500mn Redeemable Fixed and Foreign-Exchange Linked Dual Currency Notes	500,000,000.00	
				JPY - TOTAL	68,250,000,000.00	6,236,000,000.00
MXN						
MXN	0820_GMTN0574_00_2	2014-10-27	2014-10-27	MXN40mn 4.00% Notes		40,000,000.00
MXN	0826_GMTN0580_00_2	2014-11-28	2014-11-28	MXN40mn 3.80% Notes		40,000,000.00
MXN	0830_GMTN0584_00_2	2014-12-08	2014-12-08	MXN30mn 3.80% Notes		30,000,000.00
MXN	0835_GMTN0589_00_2	2014-12-22	2014-12-22	MXN40mn 4.05% Notes		40,000,000.00
				MXN - TOTAL	0.00	150,000,000.00
TRY						
TRY	0821_GMTN0575_00_2	2014-10-27	2014-10-27	TRY8mn 6.70% Notes		8,000,000.00
TRY	0825_GMTN0579_00_2	2014-11-25	2014-11-25	TRY8mn 6.42% Notes		8,000,000.00
TRY	0836_GMTN0590_00_2	2014-12-16	2014-12-16	TRY11mn 6.52% Notes		11,000,000.00
				TRY - TOTAL	0.00	27,000,000.00
USD						
USD	0398_GMTN0174_00_1	2014-10-20	2014-10-20	USD1bn 4.25% Global Notes		1,000,000,000.00
USD	0832_GMTN0586_00_1	2014-11-25	2014-11-25	USD1bn 1.125% Notes		1,000,000,000.00
USD	0897_GMTN0649_00_2	2041-11-25	2014-11-25	USD78.4mn Zero Coupon Deep Discount Callable Notes	23,887,803.65 ***	
USD	0316_GMTN0093_00_2	2014-12-10	2014-12-10	USD250mn 1.00% Deep Discount Notes		250,000,000.00
USD	0901_GMTN0653_00_2	2041-12-22	2014-12-22	USD76.1mn Zero Coupon Deep Discount Callable Notes	23,794,204.66 ***	
				USD - TOTAL	47,682,008.31	2,250,000,000.00
ZAR						
ZAR	0829_GMTN0583_00_2	2014-12-08	2014-12-08	ZAR45mn 5.60% Notes		45,000,000.00
				ZAR - TOTAL	0.00	45,000,000.00

*JPY Equivalent of the BRL13mn.
**There was a 1bn partial buyback in 2011 resulting to the indicated final redemption amount
***Applicable notional (amortized amount) as of call date



Asian Development Bank

APPENDIX C

RESOLUTION

GLOBAL BORROWING AUTHORIZATION FOR 2015

WHEREAS

The Asian Development Bank (ADB) has determined to borrow funds in 2015;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1. ADB is hereby authorized to undertake borrowings from time to time during 2015 and, for this purpose, (i) to create and sell issues of obligations with final maturities of 1 year or more from the date of issue (Bonds), and (ii) to undertake direct borrowings of funds for terms of 1 year or more (Direct Borrowings) in accordance with the provisions of this Resolution. For the avoidance of doubt, Bonds may provide for early redemption at any time prior to final maturity, and Direct Borrowings may provide for prepayment at any time prior to the end of their term.

(i) The aggregate amount of proceeds of Bonds and Direct Borrowings authorized by this Resolution shall not exceed the equivalent of United States dollars nineteen billion three hundred million ($19,300,000,000).

(ii) For the purposes of subparagraph (i) above, the United States dollar equivalent of the proceeds of each issue of Bonds and each Direct Borrowing shall be determined on the basis of the exchange rate prevailing on the date the Bonds or the Direct Borrowing are priced.

2. The President or any Vice-President is authorized to approve each issue of Bonds and each Direct Borrowing. The Treasurer is authorized to approve (i) each issue of Bonds under the Global Medium-Term Note program involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $3.0 billion equivalent per issue; (ii) each issue of Bonds under any local currency Medium-Term Note program involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $1.0 billion equivalent per issue; and (iii) each issue of Bonds (not under the Global Medium-Term Note program and any local currency Medium-Term Note program) denominated in currencies that ADB has previously issued in, involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $1.0 billion equivalent per issue. In this connection, the President, any Vice-President, or the Treasurer, as the case may be, is authorized to determine, to the extent relevant, in respect thereof:

(i) currency and principal amount;
(ii) amount of proceeds;
(iii) market(s);

(iv) title and form;
(v) price;
(vi) issuance date(s);
(vii) drawdown date(s);
(viii) maturity date(s);
(ix) interest rate(s) and interest payment date(s); and
(x) any other applicable terms and conditions, and to do any and all such other acts as the President, any Vice-President, or the Treasurer, as the case may be, shall deem necessary or advisable to carry fully into effect the transactions authorized by this Resolution.

3. ADB is further authorized to undertake borrowings from time to time during the same period to refinance its existing borrowings. The President, any Vice-President, or the Treasurer, as the case may be, is authorized to approve each such refinancing transaction and to make, in respect of each such refinancing transaction, the determinations contemplated by para. 2 above. Such refinancing transactions shall not be subject to the limitation set forth in para. 1 above.

4. Except as provided in this Resolution or as the President or a Vice-President may otherwise determine, the Borrowing Regulation of ADB, dated 9 December 2008, shall apply to Bonds, Direct Borrowings, and refinancing transactions authorized by this Resolution.

5. The Board of Directors will be notified of the terms of each bond issue completed on a quarterly basis.

6. Formal action in connection with any specific borrowing hereunder shall be subject to the approvals of the governments of the countries concerned, as required by Article 21(i) of the Agreement Establishing the Asian Development Bank.


Asian Development Bank

APPENDIX D

RESOLUTION

GLOBAL AUTHORIZATION FOR CURRENCY LIABILITY AND INTEREST RATE SWAP TRANSACTIONS IN 2015

WHEREAS

The Asian Development Bank (ADB) intends to enter into currency liability and interest rate swap transactions in 2015;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1. ADB is hereby authorized to undertake from time to time during 2015 any currency liability swap transactions, interest rate swap transactions, cross-currency rate swap transactions, and transactions of a similar nature (each, a swap transaction) in accordance with the provisions of this Resolution.

2. The President or any Vice-President may approve the undertaking of any swap transaction in connection with any of ADB's borrowings and asset and liability management transactions with such party or parties and on such terms and conditions as the President or any Vice-President shall determine. The Treasurer may approve the undertaking or termination of any swap transaction in connection with (i) ADB's borrowings under the Global Medium-Term Note program involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $3.0 billion equivalent per borrowing; (ii) ADB's borrowings under any local currency Medium-Term Note program involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $1.0 billion equivalent per borrowing; (iii) ADB's other borrowings (not under the Global Medium-Term Note program and any local currency Medium-Term Note program) denominated in currencies that ADB has previously issued in involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $1.0 billion equivalent per borrowing; and (iv) ADB's asset and liability management transactions, involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $1.0 billion equivalent per transaction, in each case with such party or parties and on such terms and conditions as the Treasurer shall determine.

3. Any Authorized Representative (as hereinafter defined) may, in the name and on behalf of ADB, (i) sign and deliver any agreement or document providing for any swap transaction approved by the President, any Vice-President, or the Treasurer, as the case may be, in accordance with para. 2 above; and (ii) execute and deliver all such other documents and do all such other acts as he or she shall deem necessary or advisable in order to carry fully into effect the authority granted him or her under this Resolution.

4. For the purposes of para. 3, the approval and determinations of the President, a Vice-President, or the Treasurer, as the case may be, shall be conclusively evidenced by execution by an Authorized Representative of any agreement or other document providing for such swap transaction.

For the purposes of this Resolution, "Authorized Representative" means

(i) any of the following officers of ADB: the President, a Vice-President, the Treasurer; the General Counsel; Head, Office of Risk Management; the Deputy Treasurer; the Deputy General Counsel; an Assistant Treasurer; an Assistant General Counsel; Advisor, Office of the Head, Office of Risk Management; a Principal Treasury Specialist; and a Principal Counsel; and

(ii) in reference to any particular swap transaction undertaken in connection with ADB's borrowings and asset and liability management transactions, any person who may be designated in writing by the President or a Vice-President as an Authorized Representative for the purposes of this Resolution, or any provision thereof, with respect to such swap transaction.

ADB

Asian Development Bank


SEC MAIL
RECEIVED
PROCESSING
FEB 9 2015
WASH. D.C.
201
SECTION

Our Ref: TR/150.01/ML/15-011
Your Ref: SEC File No. 83-2
5 February 2015

Registered Air Mail
File Desk, Room 1004
United States Securities &
Exchange Commission
100 F. Street, NE
Washington D.C. 20549

Dear Sirs,

Re: Section 11(a) of the Asian Development Bank Act
Regulation AD Rule 2 (a)

Enclosed are two copies of the regular periodic report for the quarter ended 31 December 2014 which ADB files in accordance with the above Regulation.

Sincerely yours,



MARIA A. LOMOTAN
Assistant Treasurer

Encl.: a/s

Cc: Mr. Michael Volkovitsch
Mr. James Small
Cleary Gottlieb Steen & Hamilton
One Liberty Plaza
New York, New York 10006

Mr. Christopher Stephens
General Counsel

ASIAN DEVELOPMENT BANK
6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444